UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 24 2002
WASH, D.C. 154 SECTION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934


02046276

For the month of July, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F __✔__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __✔__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated July 22, 2002	3-5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ



web site address:
www.cameco.com

Cameco Corporation
2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Pursues Uranium Enrichment Business

Saskatoon, Saskatchewan, Canada, July 22, 2002 . . . .

Cameco Corporation announced today that it has signed a memorandum of agreement (MOA) as an initial step toward entering a formal partnership to establish a $1.1 billion (US) enrichment facility to be built in the United States. The facility would use Urenco Limited's centrifuge, the world's lowest cost and most advanced uranium enrichment technology. The Urenco centrifuge is currently operating in the company's European enrichment facilities.

The proposal to establish the US facility is being advanced by a consortium including Urenco, Westinghouse Electric Company, Cameco and three US utilities with nuclear plants, Exelon Generation Company, Entergy Louisiana Inc. and Claiborne Energy Services Inc. (a wholly-owned subsidiary of Duke Energy).

Discussions about the project have already been initiated with the US Nuclear Regulatory Commission.

Under the terms of the MOA, Cameco will obtain, upon entering the partnership, an initial 20% interest in the project. Following receipt of the NRC licence and a final restructuring of the partnership, Cameco's interest will increase to 25%.

"This proposal represents an excellent opportunity for Cameco, given that the United States is the world's largest user of enrichment services and Cameco's biggest customer base," said Bernard Michel, Cameco's chair and chief executive officer. "We would enhance our existing uranium and conversion business in the key US nuclear fuel market, build our relationship with partners committed to the nuclear business and advance our company's strategy to further integrate in the nuclear fuel cycle."

The project will proceed only if it receives licences and approvals from the US Nuclear Regulatory Commission and other government agencies.

Cameco's involvement in the project is conditional upon:
- successful execution of a final partnership agreement
- completion of a feasibility study that demonstrates an acceptable rate of return
- an ability to obtain project financing, and
- securing a portfolio of long-term contracts to support the project.

. . . 2/

Under the terms of the MOA, Cameco can withdraw from the project with no further obligation.

Cameco's short-term commitment during the licensing phase (next three years) is expected to be approximately $8.5 million (US). If the project advances and Cameco's commitment is maintained through to construction and operation, the company expects to meet its longer term financial commitments through a combination of debt financing and internally generated cash flow.

The proposed facility is expected to be in operation by 2007/2008 with an initial capacity of 1 million SWU, ramping up to about 3 million SWU by 2012. Siting of the plant is yet to be determined and once operational, it will employ approximately 200 to 250 employees.

The US has the largest fleet of nuclear reactors in the world with annual demand for enrichment services of approximately 11 million SWU. Domestic production currently supplies about one-third of the country's demand.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium supplier. The company's uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco's shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

- End -

Cameco has prepared an enrichment backgrounder that is available as a link to the news release on Cameco's web site at www.cameco.com or by contacting the investor and corporate relations department at 306-956-6400.

. . . 3/

For investor inquiries, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318

For media inquiries, please contact:

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318